EXHIBIT 21.1

List of Subsidiaries of the Registrant

Name	Jurisdiction

1. FBR Asset Management Holdings, Inc.	Virginia

2. FBR Fund Advisers, Inc.	Delaware

3. FBR Investment Management, Inc.	Delaware

4. FBR Capital Markets Holdings, Inc.	Delaware

5. Friedman, Billings, Ramsey & Co., Inc.	Delaware

6. Friedman, Billings, Ramsey International, Ltd.	England

7. FBR Capital Markets PT, Inc.	Virginia